Chapman and Cutler LLP                                    111 West Monroe Street
                                                         Chicago, Illinois 60603

                                 June 12, 2018




Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


                                  Re: FT 7424
           Municipal Income and Dividend Growers Portfolio, Series 14
                                 (the "Trust")
                      CIK No. 1734473 File No. 333-224857
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Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio (pg. 10)

      PLEASE DISCLOSE THAT THE TRUST HAS A POLICY, PURSUANT TO RULE 35D-1 UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, TO INVEST AT LEAST 80% OF ITS ASSETS IN DIVIDEND PRODUCING SECURITIES AND FUNDS WHICH INVEST AT LEAST 80% OF THEIR ASSETS IN DIVIDEND PRODUCING SECURITIES OR MUNICIPAL SECURITIES.

      Response: The following disclosure will be added to the Trust's prospectus in the section entitled "Portfolio" in a definitive filing of the Trust's Registration Statement:

         "Under normal circumstances, the Trust will invest at least 80% of its assets in dividend producing securities and Funds which invest at least 80% of their assets in dividend producing securities or municipal securities."

      PLEASE DISCLOSE HOW THE TRUST DEFINES "DIVIDEND PRODUCING SECURITIES."

      Response: The Trust's prospectus describes dividend producing securities as "companies with a history of dividend growth and the potential to increase their dividends over time" in the second paragraph under the section entitled "Portfolio."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        CHAPMAN AND CUTLER LLP


                                                        By /s/ Daniel J. Fallon
                                                           --------------------
                                                           Daniel J. Fallon


Enclosures